Exhibit 21.1

Subsidiaries of FS Investment Corporation II

Name of Subsidiary	State of Incorporation or Organization
Cobbs Creek LLC	Delaware
Cooper River LLC	Delaware
Darby Creek LLC	Delaware
Del River LLC (formerly IC-II Investments LLC)	Delaware
FSIC II Investments, Inc.	Delaware
IC II American Energy Investments, Inc.	Delaware
Lehigh River LLC	Delaware
Wissahickon Creek LLC	Delaware
Dunning Creek LLC	Delaware
Juniata River LLC	Delaware
Green Creek LLC	Delaware
Schuylkill River LLC	Delaware